Exhibit 4.8

        Amendment dated April 25, 2003 to Stockholder and Registration Rights Agreement dated as of October 6, 2000 (as previously amended, the “Stockholder Agreement”) between Express Scripts, Inc., a Delaware corporation, and New York Life Insurance Company, a New York mutual insurance company.

        The parties, intending to be legally bound, hereby amend the Stockholder Agreement as follows:

    1.        Section 2.1(a) of the Stockholder Agreement is amended to read in its entirety as follows:

“SECTION 2.1. Board Representations. (a) Parent shall be entitled to designate two people (the “Parent Representatives”) for election to the Board and the Company agrees, to the extent permitted by Law, to take such action as may be required under applicable Law (i) to include the Parent Representatives in any slate of nominees for Directors recommended by the Board for election by the stockholders of the Company and (ii) to use the same efforts to cause the election of the Parent Representatives to the Board as the Company uses with respect to the Company’s other nominees for Directors, including nominating such individuals to be elected as Directors; provided that such Parent Representatives must be either (A) senior executive officers of Parent at the time of their designation hereunder or (B) other people reasonably satisfactory to the Company at the time of their designation hereunder; and provided further that if subsequent to the Company’s 2003 annual meeting of stockholders

(x) the Retained Stock (including the SAILS Stock) owned by members of the Parent Group represents less than 5% of the total voting power of the Company’s outstanding Voting Securities or the Retained Stock (excluding the SAILS Stock) represents less than 5% of the total voting power of the Company’s Voting Securities outstanding on August 17, 2001 and

(y) all of the members of the Parent Group, in the aggregate, own

(i) at least 1.5 million shares [3.0 million shares after giving effect to the two-for-one stock split effective June 22, 2001 (on a “post-split basis”)] of Retained Stock (excluding the SAILS Stock) or

(ii) Common Stock (including, without limitation, Retained Stock, SAILS Stock and Trust Stock and, during the period referred to in clause (y) of the definition of Trust Recovery Amount, increased by the Trust Recovery Amount) representing at least 14.9% of the Common Stock outstanding as of April 25, 2003 or as of the date of determination, whichever is less, and the number of shares of Common Stock so owned (excluding SAILS Stock and Trust Stock) is at least equal to one million [two million on a post-split basis] minus the Trust Recovery Amount the number of Parent Representatives shall be reduced to one (who must be the Chief Executive Officer of Parent at the time of his designation or another person satisfactory to the Company at the time of his designation), and if all of the members of the Parent Group, in the aggregate, own less than 1.5 million shares [3 million shares on a post-split basis] of Retained Stock (excluding the SAILS Stock) and all of the members of the Parent Group, in the aggregate, own Common Stock (including, without limitation, Retained Stock, SAILS Stock and Trust Stock and, during the period referred to in clause (y) of the definition of Trust Recovery Amount, increased by the Trust Recovery Amount) representing less than 14.9% of the Common Stock outstanding as of April 25, 2003 or as of the date of determination, whichever is less, or the number of shares of Common Stock so owned (excluding SAILS Stock and Trust Stock) is less than one million [two million on a post-split basis] minus the Trust Recovery Amount, the number of Parent Representatives shall be reduced to zero. If at any time the number of Parent Representatives is reduced pursuant to this section 2.1(a), such reduction shall remain in effect regardless of whether or not the ownership thresholds set forth in (x) or (y) above are achieved by the Parent Group at a later time. The “Trust Recovery Amount” is (x) during the period from April 25, 2003 through the date of settlement under the purchase agreement dated as of November 1, 2000 between NYLIFE LLC and Express Scripts Automatic Exchange Security Trust (the “Purchase Agreement”), the Maximum Number minus the Minimum Number, (y) until the end of the 30-day period beginning six months after such date of settlement (if public trading of the Company’s stock by insiders is restricted by Company policies for more than 15 days (whether or not consecutive) during such 30-day period, such 30-day period shall be extended by a number of days equal to the number of days in excess of 15 on which such restriction was in effect), the number of shares of Common Stock necessary to settle the Parent Group’s delivery obligations pursuant to the Purchase Agreement minus the Minimum Number, and (z) following expiration of the period referred to in clause (y), 0; provided that if Seller’s Cash Settlement Alternative (as defined in the Purchase Agreement) is exercised by the Parent Group, the Trust Recovery Amount shall thereafter be 0. The “Minimum Number” is the number of shares of Common Stock necessary to settle the Parent Group’s delivery obligation pursuant to the Purchase Agreement if the Average Market Price (as defined in the Purchase Agreement) is equal to or greater than the Appreciation Threshold Price (as defined in the Purchase Agreement). The “Maximum Number” is the number of shares of Common Stock necessary to settle the Parent Group’s delivery obligation pursuant to the Purchase Agreement if the Average Market Price (as defined in the Purchase Agreement) is less than the Initial Price (as defined in the Purchase Agreement).

    2.        References to numbers of shares set forth in Section 2.1(a) of the Stockholder Agreement as amended hereby shall be appropriately adjusted to give effect to any stock split, reverse stock split, stock dividend or similar recapitalization event, and any merger, consolidation, exchange or other similar reorganization or business combination involving the Company, occurring after the Closing (as defined in the Stockholder Agreement).

    3.        Except as expressly amended hereby, the Stockholder Agreement shall remain in full force and effect.

EXPRESS SCRIPTS, INC.
By: /s/ Barrett Toan

NEW YORK LIFE INSURANCE COMPANY
By: /s/ Anne Pollack